EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption ‘‘Experts’’ in the Registration Statement (Form S-3) and related Prospectus of Cyclacel Pharmaceuticals, Inc. for the registration of shares of its common stock of $0.001 par value per share, shares of its preferred stock of $0.001 par value per share, warrants to purchase common stock and debt securities up to an aggregate initial offering value of $75,000,000 and to the incorporation by reference therein of our report dated March 27, 2006 with respect to the consolidated financial statements of Cyclacel Pharmaceuticals, Inc. for the year ended December 31, 2005 included in its Current Report (Form 8-K) filed with the Securities and Exchange Commission on May 16, 2006 and its Amendment No. 1 to its Current Report (Form 8-K/A) filed with the Securities and Exchange Commission on June 9, 2006.

/s/ Ernst & Young LLP

London, England
January 17, 2007